Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tower Financial Corporation

Commission File No.: 000-25287

The following slides and excerpts relating to Old National Bancorp’s pending acquisition of Tower Financial Corporation are from the slide presentation and transcript of Old National Bancorp’s third quarter earnings call held on October 28, 2013.

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Robert G. Jones, President and CEO:

“… Jim remains busy on the M&A front as we closed on the purchase of twenty-four banking centers in Michigan and Northern Indiana and just recently announced the pending acquisition of Tower Financial Corporation located in Fort Wayne and Warsaw, Indiana; obviously a very busy and productive quarter for Old National.”

Christopher A. Wolking, Senior Executive Vice President and CFO:

“…We have 1,250,000 shares available in the 2 million share buyback the Board authorized for 2013, should we decide to repurchase additional shares. Also, the acquisition of Tower [Financial Corporation], which should close in the first quarter of 2014, will be paid with approximately 30% cash and 70% common equity.”

Robert G. Jones, President and CEO:

“… With our most recent partnership, Tower, we are very pleased with the market reception and the teams in Fort Wayne and Warsaw are just outstanding. Our integration activities are moving very fast with 20 project teams in place that are populated with representatives from both banks. They are having weekly meetings and continue to make great progress.

We have two mock conversions scheduled already and we still anticipate closing in the first quarter of 2014. Last week, Tower did announce quarterly earnings of $2.1 million and year-to-date earnings of $5.7 million, both of which represent record performances for Tower.

Total assets stood at $701.9 million at quarter end and I would note trust and brokerage fees were $1.1 million, which also represented a record, while assets under management in the trust group are $719 million. This is a great reflection of the quality of Tower associates and their respective leadership team, and why we are so enthused with this partnership...”

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Tower Financial Corporation and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Tower Financial Corporation, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Tower Financial Corporation by accessing Tower Financial Corporation’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National Bancorp and Tower Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower Financial Corporation in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Tower Financial Corporation is set forth in the proxy statement for Tower Financial Corporation’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 28, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan, including the proposed acquisition of Tower Financial Corporation, and satisfy the items addressed in Old National’s Consent Order with the Office of the Comptroller of the Currency; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of Old National’s internal controls; failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.